5 March 2004

Issued on behalf of Reed Elsevier PLC

Disclosure of Interest in Voting Shares

Reed Elsevier received yesterday a notification dated 3 March 2004, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Prudential plc and certain of its subsidiary companies in the ordinary shares of Reed Elsevier PLC is now 38,301,814 shares, representing 3.01% of the Company’s current issued share capital, of which holding 38,300,384 shares, representing 3.01% are held by its subsidiary company, The Prudential Assurance Company Limited.